Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

January 31, 2013

Item 3 News Release

The news release was disseminated on January 31, 2013 by CNW.

Item 4 Summary of Material Change

Augusta is pleased to announce that it has received the Air Quality Permit for its Rosemont Copper project from the Arizona Department of Environmental Quality (“ADEQ”). The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Vice President, Corporate Secretary

Item 9 Date of Report

February 5, 2013

NEWS RELEASE

Augusta’s Rosemont Copper Project Receives Air Quality Permit

Vancouver, B.C., January 31, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce that it has received the Air Quality Permit for its Rosemont Copper project from the Arizona Department of Environmental Quality (“ADEQ”). The Air Quality Permit stipulates the operating, monitoring and reporting parameters that Rosemont must comply with to meet all federal, state and local air quality requirements.

Rosemont has now received seven major permits required to commence construction. Only one major permit is remaining, the Clean Water Act Section 404 Permit from the US Army Corp of Engineers, which the Company expects to receive upon the issuance of the Record of Decision (“ROD”) on the Plan of Operations from the U.S. Forest Service (“USFS”).

Gil Clausen, Augusta’s President and CEO said, “Having received one of the last permits remaining represents a major achievement for the Rosemont Copper project as we near the end of the permitting process and prepare for construction this year. This success demonstrates our commitment to set high standards for environmental protection by operating with enhanced emission controls that go beyond regulatory requirements. Further, we would like to commend the ADEQ for advancing the permitting process for the Air Quality Permit thoroughly, professionally and expeditiously.”

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information

Augusta Resource Corporation

Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.